UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)*

                              BIO-PLEXUS, INC.
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                              (Name of Issuer)

                        COMMON STOCK (NO PAR VALUE)
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                       (Title of Class of Securities)

                                 09057C 106
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                               (CUSIP Number)

  KENNETH MAIMAN, ESQ.                        ROBERT C. SCHWENKEL, ESQ.
APPALOOSA MANAGEMENT L.P.            FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
26 MAIN STREET, FIRST FLOOR                     ONE NEW YORK PLAZA
   CHATHAM, NJ 07928                            NEW YORK, NY 10004
    (973) 701-7000                               (212) 859-8000
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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                               MARCH 19, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,958,697

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,958,697

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,958,697

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.6%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,958,697

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,958,697

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,958,697

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.6%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 5 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000, Amendment No. 2 filed on April 3, 2000, Amendment No. 3 filed on May 12, 2000 and Amendment No. 4 filed on December 27, 2000 (collectively, the "Schedule 13D"), relates to shares of the common stock, no par value (the "Common Stock"), of Bio-Plexus, Inc., a Connecticut corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the
Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On March 19, 2001, the Company announced by press release that it intended to implement a Plan of Reorganization ("POR") under Chapter 11 of the Bankruptcy Code, pursuant to which, among other things, the Company would raise up to $10 million in new equity investment and debt financing and exchange the Purchasers' Convertible Notes for new equity. On March 19, 2001, the Company and the Manager, on behalf of the Purchasers, executed a non-binding term sheet (the "Term Sheet") whereby the parties agreed, among other things, that as part of the Company's POR, the principal amount of the Convertible Notes, including any accrued and unpaid interest, held by the Purchasers would be exchanged for common stock at a conversion price of $2.283 per share (the "Conversion Price"). The date when the order by the bankruptcy court confirming the POR has become a final order and all ancillary documentation has been completed and executed shall be referred to herein as the "Effective Date."

          As part of the Company's POR, the Company intends, among other things, to:

               o complete a reverse stock split of its Common Stock whereby 10 shares of existing Common Stock will be converted into one share of new common stock;

               o cancel all existing warrants, stock options and similar equity securities;

               o establish a new stock option plan covering shares equal to 10% of the Company's then outstanding capital stock (or approximately 997,000 shares) and issue options to current employees with an exercise price equal to the Conversion Price;

               o issue $3 million of Company common stock at the Conversion Price to the Manager, or its affiliates, in a private placement and grant to the Manager, or its affiliates, $3 million in warrants exercisable at the Conversion Price and callable by the Company at $.01 per share;

               o seek up to $4 million in additional financing following the Effective Date; and

               o    reincorporate in the state of Delaware.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) As of the date hereof and assuming conversion of the Convertible Notes into shares of Common Stock and the exercise of the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants (which were acquired on October 21, 1999), the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 10,958,697 shares of Common Stock, which constitute approximately 42.6% of the issued and outstanding Common Stock. Since the last filing of the
Schedule 13D, the Convertible Notes have continued to accrete in value, thus increasing the number of shares into which the Convertible Notes may be converted. Accordingly, this Item 5 is hereby amended to reflect that the Reporting Persons, as of the date hereof, may be deemed to beneficially own 42.6% of the issued and outstanding Common Stock.

          (b) As of the date hereof, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 10,958,697 shares of Common Stock (assuming the exercise of all warrants described above and the conversion of the Convertible Notes into shares of Common Stock).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          On March 19, 2001, the Company and the Manager, on behalf of the Purchasers, executed a non-binding Term Sheet. The Term Sheet provides that:

          1. The principal amount of the Convertible Notes, including any accrued and unpaid interest, held by the Purchasers shall be converted into Company common stock at the Conversion Price, which will represent approximately 85% of the Company's outstanding capital stock. As a result of the POR, the Rollover Warrants, the Additional $3 Warrants, the Replacement Warrants and the $5 Warrants held by the Purchasers will be cancelled, along with all other outstanding warrants, stock options and other similar equity securities of the Company.

          2. Immediately following the Effective Date, pursuant to a private placement, the Company will issue to the Manager, or its affiliates, $3 million of Company common stock at a purchase price equal to the Conversion Price. The obligation of the Manager, or its affiliates, to purchase the common stock pursuant to this private placement is subject to the following: (a) the POR shall have been confirmed and the Effective Date shall have occurred by June 31, 2001 and (b) there shall have occurred no "material adverse changes" in the development and launch of the Company's Winged Set. "Material adverse changes" with respect to the Winged Set shall mean a material adverse development which would have the effect of materially delaying the commercial launch of the Winged Set beyond a certain date agreed to by the Company and the Manager or a material development that could adversely affect the Company's ability to maintain the commercial viability of the Winged Set following the launch.

          3. Pending the confirmation of the Company's POR, the Manager, or its affiliates, will provide to the Company up to $300,000 in financing (the "DIP Financing"), provided that such funds will not be made available to the Company prior to May 1, 2001 and that the legal expenses incurred since February 23, 2001 do not exceed $500,000. The DIP Financing will bear interest at a rate of 15%, will require monthly interest payments in cash and will terminate on June 30, 2001 unless extended by both parties. The DIP Financing will receive administrative priority over the payment of legal fees in excess of $500,000. If the Effective Date occurs on or prior to June 30, 2001, the principal amount of the DIP Financing will be convertible into the Company's common stock at the Conversion Price in partial satisfaction of the Manager's private placement equity commitment.

          4. On the Effective Date, the Company will issue to the Manager, or its affiliates, warrants to purchase Company common stock with an exercise price equal to the Conversion Price. Upon the Company achieving certain performance targets to be agreed upon by the parties, (a) the Company shall have the right to redeem these warrants at a price of $.01 per share upon 45 days notice and (b) the warrants shall be exercisable by the Manager, or its affiliates, for 30 days. The exercise of these warrants is expected to yield proceeds of approximately $3 million to the Company.

          5. Following the Effective Date, the Manager and its affiliates, as the majority stockholders of the Company, shall have the right to appoint all of the directors of the Company's board of directors. The Manager has agreed that, for so long as it, or its affiliates, holds a majority of the Company's outstanding common stock, two of its appointees will consist of the Company's Chief Executive Officer and a management employee to be agreed upon between the parties.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 1   -   Term Sheet, dated March 19, 2001, between Appaloosa
                     Management L.P. and Bio-Plexus, Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2001



                                        APPALOOSA MANAGEMENT L.P.

                                        By:  Appaloosa Partners Inc.,
                                             Its General Partner

                                        By:  /s/ David A. Tepper
                                             --------------------------
                                             David A. Tepper
                                             President




                                          /s/ David A. Tepper
                                         --------------------------
                                         David A. Tepper

                               EXHIBIT INDEX

Exhibit 1   -   Term Sheet, dated March 19, 2001, between Appaloosa
                Management L.P. and Bio-Plexus, Inc.